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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)



                           PHP HEALTHCARE CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                   693344-10-3
                                 (CUSIP Number)


                                  JUNE 1, 1998
             (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)
        [X] Rule 13d-1(c)
        [ ] Rule 13d-1(d)


(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 693344-10-3              SCHEDULE 13G        PAGE   2   OF   6   PAGES
         ---------------------                              -----    -----

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  STOCKWELL CORPORATION
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

                  PANAMA
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                         526,315 (See Item 4 below)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                          0
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                        526,315 (See Item 4 below)
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                                    0
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  526,315 (See Item 4 below)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                          [ ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  4.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON

                  CO
          ---------------------------------------------------------------------






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ITEM 1.

        (a)    NAME OF ISSUER:

                      PHP Healthcare Corporation

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                      11440 Commerce Park Drive
                      Reston, Virginia 20191

ITEM 2.

        (a)    NAME OF PERSONS FILING:

                      Stockwell Corporation

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                      c/o Waterton Management LLC
                      10000 Santa Monica Boulevard, Fifth Floor
                      Los Angeles, California 90067

        (c)    CITIZENSHIP:

                      Panama

        (d)    TITLE OF CLASS OF SECURITIES:

                      Common Stock, par value $.01 per share

        (e)    CUSIP NUMBER:

                      693344-10-3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Exchange Act.
               (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
               (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act.
               (d) [ ] Investment company registered under Section 8 of the
                       Investment Company Act.
               (e) [ ] An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);
               (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
               (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;



                                Page 3 of 6 pages
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               (i) [ ] a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               If this Statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4. OWNERSHIP

        (a)    AMOUNT BENEFICIALLY OWNED:

               Stockwell Corporation, a Panama corporation, may be deemed to own 526,315 shares of Common Stock based on an assumed conversion price of $7.60 per share of Series B Convertible Preferred Stock.

        (b)    PERCENT OF CLASS:

               See Item 11 of cover page.

        (c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)    Sole power to vote or direct the vote:

                             See Item 5 of cover page.

               (ii) Shared power to vote or to direct the vote:

                             See Item 6 of cover page.

               (iii) Sole power to dispose or to direct the disposition of:

                             See Item 7 of cover page.

               (iv) Shared power to dispose or to direct the disposition of:

                             See Item 8 of cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.


                                Page 4 of 6 pages

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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
















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                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 10, 1998                    STOCKWELL CORPORATION


                                        By:   /s/ V. Simon
                                           -------------------------------------
                                        Name:     V. Simon
                                        Title:
















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